UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            SCHEDULE 14F-1

                        INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 THEREUNDER


                         Health & Leisure, Inc.
                   -------------------------------
                     (Exact name of registrant as
                 specified in its corporate charter)

                               0-15807
                                -------
                           Commission File No.

        Delaware                                31-1190725
-------------------------------        ---------------------------
(State or other jurisdiction of                (IRS Employer
incorporation or organization)             Identification No.)



203 East Broad Street, Columbus, Ohio 43215
-------------------------------------------
(Address of principal executive offices)

(614) 228-2225
--------------------------
(Issuer's Telephone Number)


                      Health & Leisure, Inc.

                INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about June 17, 2003 to the holders of shares of common stock, par value $0.01 (the "Common Stock") of Health & Leisure, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of a new member to the Company's Board of Directors (the "Board").

     On June 13, 2003, Health & Leisure entered into an acquisition agreement and plan of merger (the "Agreement") with Marketshare Recovery, Inc., a New York corporation ("MKSR",) which results in a restructuring of the Company's management, Board, and ownership.

     Pursuant to the terms of the Agreement, at the time that the Merger becomes effective under both the Delaware Act and the New York Act (the "Effective Time"), Venture Sum, Inc., a wholly owned subsidiary of the company (hereinafter referred to as ("Mergerco") shall be merged with and into MKSR in accordance with the applicable provisions of the Delaware Act and the New York Act, the separate existence of Mergerco shall thereupon cease, and MKSR, as the surviving corporation in the Merger, shall continue its corporate existence in accordance with the New York Act. At the Closing, (i) the
100 issued and outstanding shares of MKSR common stock, par value $.0001 per share (the "MKSR Common Stock"), constituting all of the issued and outstanding shares of MKSR Common Stock, shall be extinguished, (ii) each share of stock of Mergerco issued and outstanding shall be extinguished and in substitution for the full number of shares of Mergerco held by it, HLLS shall receive 100 shares of MKSR authorized but unissued Common Stock (iii) HLLS shall issue to the MKSR shareholders the greater of 10,197,668 shares of common stock of HLLS or that number of shares that shall result in ownership of fifty-one percent (51%) of the outstanding shares of common stock of HLLS, and (iv) HLLS shall issue 3,425,000 shares of its voting convertible noncumulative preferred stock, par value $.01 per share ("HLLS Preferred Stock") to the holders of MKSR Common Stock at the exchange rate of 101,976.68 shares of HLLS Common Stock and 34,250 shares of HLLS Preferred Stock for each share of MKSR Common Stock. The 3,425,000 shares of Preferred Stock shall be convertible into 34,250,000 shares of HLLS Common Stock. 2,670,000 of the HLLS shares of Common Stock to be issued to the MKSR Shareholders shall be from the HLLS' authorized but unissued shares, and 7,527,668 of the HLLS shares of Common Stock shall be contributed to HLLS by Mr. Feldman and then reissued by HLLS in the Merger.

HLLS and Marketshare have agreed to contribute the sum of $125,000 to H&L concepts, Inc. a wholly owned subsidiary of HLLS, through the issuance of a secured promissory note to pay the principal amount of $125,000 together with interest, in accordance with the terms of said note. After execution of the Promissory Note, Mr. Feldman shall purchase all of the outstanding shares of stock of H&L concepts, Inc. for nominal consideration.

MKSR has agree to make payments as follows, for certain professional incurred by HLLS: four thousand two hundred and fifty, ($4,250 USD) to the preparing Accountant, one thousand nine hundred and fifty, ($1,950 USD) to the auditor who issues his independent auditors report and consent and five thousand, ($5,000 USD) to the attorney, for professional fees associated with said filing and shall reimburse shareholders one thousand four hundred and fifty dollars, ($1,450 USD) for retainer paid to auditor. Additionally, at the time of signing of this document, MKSR shall make a payment to H&L Concpets, Inc. in the amount of $2,800 to cover additional anticipated expenses.

	At the Effective Time, and as a result of the Merger, the conversion of the shares of MKSR Common Stock into the HLLS Common Stock and the HLLS Preferred Stock shall occur automatically and without further act of either HLLS or MKSR and, until appropriate transfers can be requested following the Effective Time, the holders of record of each MKSR share so extinguished and converted shall be deemed to be recorded on the books of HLLS as the holder of the number of shares of HLLS Common Stock and HLLS Preferred Stock which he is entitled to receive under this Agreement. Each person who, as a result of the Merger, holds one or more certificates which theretofore represented one or more shares of MKSR that have been extinguished and converted as a result of the Merger shall surrender each such certificate held by him/her to HLLS and, within a reasonable time after such surrender, HLLS shall deliver to such person in exchange therefor one or more certificates evidencing the HLLS Preferred Stock that such person is entitled to receive as a result of the Merger.


     On June 13, 2003, in accordance with the Agreement, Messrs. Robert Feldman, Arthur Aaronson, James S. Koroloff, Burton Schildhouse and Donald S. Franklin will resign as directors and officers and appoint Ray Barton and Timothy Schmidt as directors of the Company. Messrs. Barton and Schmidt will not take office until 10 days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934
(the "Exchange Act") and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company
--------------------------------

     On June 13, 2003, there were 19,995,427 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

     The following table sets forth, as of June 13, 2003, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

                                                  Amount and
                                              Nature of
                  Name and Address of        Beneficial    Percent
Title of Class    Beneficial Owner (1)       Ownership     of Class
--------------    --------------------       ----------    --------
Common Stock      Ray Barton (2)             5,098,834         25.5%
                  200 Broadhollow Rd.
                  Suite 207
                  Melville, NY 11747


Preferred Stock                               1,712,500          50%

Common Stock      Timothy Schmidt(2)          5,098,834        25.5%
                  200 Broadhollow Rd.
                  Suite 207
                  Melville, NY 11747

Preferred Stock                               1,712,500          50%


Common Stock      Arthur Aaronson             1,250,000         7.2%




(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2) Ray Barton and Timothy Schmidt are the owners of Marketshare
Recovery, Inc. and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

(3) Upon conversion of the preferred stock into common stock Messrs. Barton and Schmidt will own and control 94% of the Common Stock of the Company.


Change in Control
-----------------

     On June 13, 2003, the shareholders of Marketshare Recovery, Inc. Messrs. Ray Barton and Timothy Schmidt will acquire, 10,197,668 of Common Stock or 51% of the outstanding common stock and 3,425,000 shares of Preferred stock or 100% of the outstanding convertible preferred stock.

     As the owners of Marketshare Recovery, Inc., Ray Barton and Timothy Schmidt will become the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, Messrs. Robert Feldman, Arthur Aaronson, James S. Koroloff, Burton Schildhouse and Donald S. Franklin resigned as an officer and director and appointed Ray
Barton and Timothy Schmidt to the Board and which appointment is effective 10 days after mailing of this Information Statement.
Ray Barton was appointed as President, Mr. Schmidt as Secretary and Treasurer of the Company.

     Prior to the sale, the Company had 19,995,427 shares of Common Stock outstanding.


DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings
-----------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers
--------------------------------

     The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.


Name                Age       Position(s)
-------------       ---       -----------------------------------
Ray Barton           32       President, and Director

Timothy Schmidt      33      Secretary, Treasurer and
                             Director

Ray Barton

     During the last five years, Mr. Barton has been a principal at Market Share Recovery, Inc. an Internet Direct Marketing firm, which specializes in acquisition and resale of user demographic data and targeted e-mail marketing where, Mr. Barton's duties include managing the day to day operations of the business, marketing and managing the Company's growth. Mr. Barton also serves as Chairman of the Board of Directors, Chief Operating Officer and Chief Technology officer of Jade Entertainment group, Inc. an online specialty search engine. Prior thereto Mr. Barton was a stock broker at Meyers Pollock Robbins, and at Continental Broker Dealers where he served as a retail broker. Mr. Barton also served as, Business Development Manager with PcQuote, Inc. and was in charge of developing business contacts and negotiating joint ventures. Prior to that Mr. Barton served as Executive Vice President of Financialweb.com, where his responsibilities included managing the production of online content. Mr. Barton served as the CEO/President of Thinkersgroup, Inc. a mobile wireless software developer, where he developed the Company's business plan, assembled a management team and oversaw day to day operations.


Timothy Schmidt

     During the last five years, Mr. Schmidt has been a principal at Market Share Recovery, Inc. an Internet Direct Marketing firm, which specializes in acquisition and resale of user demographic data, and targeted e-mail marketing where, Mr. Schmidt's duties include overseeing operations, accounting, human resources, and administration. Mr. Schmidt also serves as president of Jade Entertainment Group, Inc. a specialty search engine, which under Mr. Schmidt successfully filed a registration statement with the SEC and conducted an initial public offering. Prior to that Mr. Schmidt served as Chief Operating Officer for thinkersgroup.com, a wireless a developer of wireless software applications where he where he managed company operations, administration and human resources.


 The registrant doe not have a standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions.

Certain Relationships and Related Transactions
----------------------------------------------

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934
--------------------------------------------------------------------

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors
--------------------------------

     The Company currently does not pay any cash salaries to any officers or directors.

Summary Compensation Table
--------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2002. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                      SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
-----------------------------------------------------------------------------------------------------------------------------
Robert Feldman       2001       -0-                -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)


                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------------------
Robert Feldman                      None                     N/A                     N/A                       N/A


                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES

                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Robert Feldman                N/A                    N/A                         None                       N/A



Dated:  July 8, 2003               By order of the Board of
                                        Directors

                                        /s/Ray Barton
                                        ------------------------
                                        Ray Barton
                                        President